UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific Corporation (“BSC”) has announced that enrollment has begun in its clinical trial known as SYNTAX, which will compare the performance of drug- eluting stents with cardiac surgery in the most complex patient subsets: those with coronary artery disease in all three coronary arteries, in the left main coronary artery, or both.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: April 12, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Tuesday, April 12, 2005

ANGIOTECH PARTNER ANNOUNCES START OF ENROLLMENT IN GROUNDBREAKING CLINICAL TRIAL COMPARING DRUG-ELUTING STENTS TO CARDIAC SURGERY

- SYNTAX Trial Will Study Most Complex Patient Subsets

VANCOUVER, BC, April 12, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner Boston Scientific Corporation (“BSC”) today announced that enrollment has begun in its clinical trial known as SYNTAX, which will compare the performance of drug- eluting stents with cardiac surgery in the most complex patient subsets: those with coronary artery disease in all three coronary arteries, in the left main coronary artery, or both. This randomized, controlled clinical trial is designed to compare 12-month outcomes of percutaneous coronary intervention (PCI) using the BSC's TAXUS® Express2(TM) paclitaxel-eluting coronary stent system with coronary artery bypass graft (CABG) treatment. SYNTAX is a multi-center, prospective trial that will involve over 4,200 patients at up to 90 sites in Europe and the United States.

In recent years, the outcomes and risks of both CABG and less-invasive PCI treatments have been substantially improved through new treatment strategies, patient monitoring and technologies such as drug-eluting stents. Previous studies comparing CABG and PCI using bare-metal or drug-eluting stents have been limited to highly selected patient populations. For the most severe form of coronary artery disease involving all three coronary arteries, the left main artery, or both, the optimal treatment strategy remains undetermined.

The SYNTAX trial uses an innovative enrollment methodology that enrolls consecutive patients without significant exclusion criteria. Based on an initial assessment, the treating cardiothoracic surgeon and interventional cardiologist will jointly decide whether a patient meets the eligibility requirements for both treatment approaches (CABG and PCI). Patients who are eligible for both treatment options will be enrolled in the randomized arm comparing CABG to PCI, which will include approximately 1,500 patients. Patients determined to be eligible for only one treatment option will be enrolled in one of two "nested" registries tracking either CABG or PCI, which will include approximately 2,750 patients combined. Results from the randomized arm will help compare CABG to PCI in treating patients eligible for both treatment options. The primary endpoint is the 12-month major adverse cardiac and cerebral event (MACCE) rate, which includes death, myocardial infarction, repeat revascularization and stroke. The nested registries will define profiles of patients eligible for only one of the treatment options.

The trial's Principal Investigators are Professor Friedrich Mohr, M.D., Program Director of the Heart Center/Cardiothoracic Surgery, University of Leipzig, Germany and Professor Patrick Serruys, M.D., Ph.D., Chief of Interventional Cardiology, Thoraxcenter-Erasmus University Rotterdam, The Netherlands.

Marie-Claude Morice, M.D., Head of Cardiology, Institut Hospitalier Jacques Cartier in Massy, France enrolled the first patient in the SYNTAX randomized cohort on April 5, along with Arnaud Farge, M.D., the surgical co- principal investigator at the Institute. Other sites are scheduled to enroll patients in the coming weeks.

"The drug-eluting stent revolution has led us to the point where a randomized comparison of the TAXUS system with surgery in the highest-risk patients is critical," said Dr. Morice. "The results of this study may profoundly change the practice of medicine. I am proud that the Institut Jacques Cartier is the first to enroll a patient in this groundbreaking trial."

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12